

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

<u>Via Facsimile</u>
Congwu Cheng
Chief Executive Officer
AutoNavi Holdings Limited
16/F, Section A, Focus Square
No 6. Futong East Avenue, Wangjjng
Chaoyang District, Beijing 100102
The People's Republic of China

> **Re:** **AutoNavi Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 25, 2012**
> **File No. 001-34784**

Dear Mr. Cheng:

We have reviewed your letter dated September 21, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 7, 2012.

<u>Form 20-F for the fiscal year ended December 31, 2011</u>

<u>Liquidity and Capital Resources, page 71</u>

1. We note your response to prior comment 1. Please consider disclosing the total amount of cash, cash equivalents and short term investments held by your PRC subsidiaries and VIE.

Consolidated Financial Statements

<u>Note 21. Statutory Reserves, page F-41</u>

2. We note your response to prior comment 2. Please tell us your consideration of disclosing the amounts of retained earnings or net income restricted or free from restriction. We refer you to Rule 4-08(e)(1) of Regulation S-X.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Attorney-Advisor, at (202) 551-3456 or Mark Shuman, Legal Branch Chief, at (202)-551-3462. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief